UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Dividend Declaration

On August 15, 2024, Sapiens International Corporation N.V. (“Sapiens” or the “Company”) issued a press release entitled “Sapiens Declares Cash Dividend of $16.2 Million, or $0.29 Per Share—For the First Half of 2024”, in which Sapiens announced a dividend in respect of its results of operations for the first half of the year ending on June 30, 2024. A copy of that press release is furnished as Exhibit 99.1 hereto.

In the foregoing press release, Sapiens announced that its board of directors had approved the distribution of a cash dividend of $0.29 per share, or $16. 2 million in total. The dividend is in line with the Company’s policy of distributing, on a semi-annual basis, up to, in the aggregate, 40% of its annual non-GAAP net income. The dividend will be paid on September 12, 2024 to Sapiens’ shareholders of record as of August 28, 2024. The dividend is subject to withholding of Israeli tax at source at the rate of 25% of the dividend amount payable to Israeli individuals, and non-Israeli shareholders of record.

Exhibits

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release issued by Sapiens on August 15, 2024, entitled “Sapiens Declares Cash Dividend of $16.2 Million, or $0.29 Per Share—For the First Half of 2024”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: August 15, 2024	By:	/s/ Roni Giladi
		Name:	Roni Giladi
		Title:	Chief Financial Officer

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